United States securities and exchange commission logo





                             October 8, 2021

       Haijun Wang
       Chairman and Chief Executive Officer
       Atour Lifestyle Holdings Limited
       18th floor, Wuzhong Building
       618 Wuzhong Road, Minhang District
       Shanghai, People's Republic of China

                                                        Re: Atour Lifestyle
Holdings Limited
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed September 20,
2021
                                                            File No. 333-256881

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2021 letter.

       Amendment No. 4 to Registration Statement on Form F-1

       General

   1. We note disclosure on page 5 and elsewhere that you were advised by your PRC legal advisor that the draft
measures are subject to change and remain substantially uncertain, and that you are not
currently subject to any pre-approval from the CAC to operate your business or conduct
this offering. However, it is unclear if you believe you would be subject to the
pre-approval or other requirements if the draft measures discussed on pages
                                                        5 and 63 are adopted as
proposed or in their current state, including whether (1) you
                                                        would be a    critical
information infrastructure operator    or    data processing operator,
                                                        and (2) your online
platform and other operations would be subject to cybersecurity
 Haijun Wang
Atour Lifestyle Holdings Limited
October 8, 2021
Page 2
      review. Please revise pages 5, 63 and Management   s Discussion and
Analysis to clarify.
      In this regard, it is unclear if you believe the possibility the measures will be adopted to apply to you is a known event or uncertainty that is not likely to come to fruition.
2. Please file a revised legal opinion as Exhibit 99.2 to address the statements on page 5 and elsewhere attributed to counsel that neither you nor your subsidiaries are currently subject to any pre-approval requirement from the CAC to operate your business or conduct this offering.
3. We note the statement that issuers possessing personal information of more than one million users must complete the cybersecurity review. Please disclose whether you have more than one million users.
Exhibits

4. We note your articles of association include a submission to jurisdiction provision that
      states    [t]he federal courts of the United States of America shall have exclusive
      jurisdiction to hear, settle and/or determine any dispute, controversy or claim in relation to any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, unless otherwise agreed by the Company in
      writing.    Section 27 of the Exchange Act creates exclusive federal
jurisdiction over all
      suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please clarify whether and the extent to which your jurisdictional provision is meant to apply to
Section 27 of the
      Exchange Act and Section 22 of the Securities Act.
       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameHaijun Wang
                                                             Division of
Corporation Finance
Comapany NameAtour Lifestyle Holdings Limited
                                                             Office of Real
Estate & Construction
October 8, 2021 Page 2
cc:       Li He, Esq.
FirstName LastName